December 20, 2007
Carmen Moncada-Terry
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Anadarko Petroleum Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2007
File No. 001-08968
Dear Ms. Moncada-Terry:
     We are in receipt of your letter dated December 18, 2007, containing comments related to your review of the above-referenced proxy statement. In such letter, you requested that we respond to comments by January 2, 2008 or advise when a response would be provided.
     As discussed with the staff of the Commission yesterday, given the holiday schedule we respectfully request an extension of the original response time so that our response is due no later than January 16, 2008.
     Thank you for your consideration of this request. Please call me at (832) 636-3212 with any concerns you may have regarding the Company’s proposed timetable for responding to the comment letter.
Very truly yours,
/s/ Robert K. Reeves
cc:      John W. Poduska, Sr., Chairperson, Compensation and Benefits Committee